EXHIBIT 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CBEYOND COMMUNICATIONS, INC.

DATED DECEMBER 29, 2004

Cbeyond Communications, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware DOES HEREBY CERTIFY:

1. The present name of the corporation is Cbeyond Communications, Inc. The corporation was originally incorporated under the name egility Communications, Inc.

2. The original Certificate of Incorporation of egility Communications, Inc. was filed with the Secretary of State of Delaware on March 22, 2000.

3. The Amended and Restated Certificate of Incorporation in the form set forth hereinbelow both restates and further amends the provisions of the corporation’s existing Certificate of Incorporation (attached as Exhibit A to the corporation’s Certificate of Merger filed with the Secretary of State of Delaware on November 1, 2002), as the same has been amended (the “Prior Certificate”), and has been duly adopted in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware.

4. The Prior Certificate of the corporation, as the same has been amended, is hereby amended and restated to read in its entirety as follows:

ARTICLE ONE

The name of the corporation is Cbeyond Communications, Inc. (the “Corporation”).

ARTICLE TWO

The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is the Corporation Trust Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

AUTHORIZED SHARES

The total number of shares of capital stock which the Corporation has authority to issue is 320,000,000 shares, consisting of:

(i) 255,000,000 shares to be designated Common Stock, par value $.01 per share (the “Common Stock”);

(ii) 65,000,000 shares to be designated Preferred Stock, par value $.01 per share, 59,000,000 of which shares are designated the “Series B Participating Preferred Stock” (the “Series B Preferred Stock”) and 6,000,000 of which shares are designated the “Series C Participating Preferred Stock” (the “Series C Preferred Stock”, and, together with Series B Preferred Stock, the “Preferred Stock”).

ARTICLE FIVE

THE PREFERRED STOCK

The powers, preferences, rights, restrictions, and other matters relating to the Preferred Stock are as follows:

Section 1. Dividends.

(i) General Obligation. When and as declared by the Corporation’s Board of Directors to the extent permitted under the General Corporation Law of Delaware and subject to any preferential dividend rights of Parity Securities or Senior Securities, the Corporation shall pay preferential dividends in cash to the holders of the Preferred Stock as provided in this Section 1.

(a) Except as otherwise provided herein, dividends on each share of the Preferred Stock (a “Share”) shall accrue on a daily basis at the rate of 12% per annum of the sum of the Original Cost thereof plus all accumulated and unpaid dividends thereon from and including the date of issuance of such Share to and including the first to occur of (i) the date on which the Liquidation Value of such Share is paid to the holder thereof in connection with the liquidation of the Corporation, (ii) the date on which such Share is converted into shares of Conversion Stock hereunder or (iii) the date on which such Share is otherwise acquired by the Corporation.

(b) Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, and such dividends shall be cumulative such that all accrued and unpaid dividends shall be fully paid or declared with funds irrevocably set apart for payment before any dividends, distributions, redemptions or other payments may be made in respect of any Junior Securities. The date on which the Corporation initially issues any Share shall be deemed to be its “date of issuance” regardless of the number of times the transfer of such Share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Share.

(ii) Dividend Reference Dates. To the extent not paid on December 31 of each year, beginning December 31, 2002 (the “Dividend Reference Dates”), all dividends which have accrued on each Share outstanding during the 12-month period (or other period in the case of the initial Dividend Reference Date) ending upon each such Dividend Reference Date shall be accumulated and shall remain accumulated dividends in respect of such Share until paid to the holder thereof.

(iii) Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued in respect of the Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate Liquidation Value of the Shares held by each such holder.

Section 2. Liquidation.

Subject to the rights of any Parity Securities or Senior Securities, upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary) (a “Liquidation Event”), each holder of the Preferred Stock shall be entitled to be paid, prior and in preference to any distribution or payment upon any Junior Securities, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder. Subject to the rights of any Parity Securities or Senior Securities, if upon any such Liquidation Event, the assets and funds available for distribution are insufficient to permit payment to the holders of the Preferred Stock of the aggregate amount which they are entitled to be paid pursuant to the sentence above, then the entire assets available to be distributed to the Corporation’s stockholders shall be distributed pro rata among such holders based upon the aggregate Liquidation Value of the Preferred Stock held by each such holder. Not less than 20 days prior to the payment date stated therein, the Corporation shall mail written notice of any Liquidation Event to each record holder of the Preferred Stock, setting forth in reasonable detail the amount of proceeds payable with respect to each Share and each share of Common Stock in connection with such Liquidation Event. Upon any such Liquidation Event, immediately after the holders of the Preferred Stock have been paid in full pursuant to the provisions above, the remaining net assets of the Corporation available for distribution shall be distributed among the holders of the shares of the Preferred Stock and Common Stock in an amount per share as would have been payable had each share of the Preferred Stock been converted to Common Stock pursuant to Section 5A(i) immediately prior to such liquidation event.

Any consolidation or merger of the Corporation with or into another entity or entities (whether or not the Corporation is the surviving entity) or any sale or transfer by the Corporation of more than 50% of its assets (determined either for the Corporation alone or with its Subsidiaries on a consolidated basis) or any sale, transfer or issuance or series of sales, transfers and/or issuances of shares of the Corporation’s capital stock by the Corporation or the holders thereof as a result of which the holders of the Corporation’s outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the members of the Board of Directors immediately prior to such sale or issuance cease to own the Corporation’s outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the members of the Board of Directors, shall be deemed to be a Liquidation Event, and the holders of the Preferred Stock shall be entitled to receive payment from the Corporation of the amounts payable in respect of the Preferred Stock upon a Liquidation Event, in cancellation of their Shares upon the consummation of any such transaction; provided that the foregoing provision shall not apply to any merger in which (i) the Corporation is the surviving entity, (ii) the terms of the Preferred Stock are not changed and none of the Preferred Stock is exchanged for any cash, securities or other property and (iii) the holders of the Corporation’s outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the members of the Board of Directors immediately prior to the merger continue to own the Corporation’s outstanding capital stock possessing the voting power (under ordinary circumstances) to elect a majority of the members of the Board of Directors immediately after the merger.

Section 3. Priority of Preferred on Dividends and Redemptions.

So long as any Preferred Stock remains outstanding, without the prior written consent of the holders of a majority of the outstanding shares of the Preferred Stock, voting together as a class on an as-if-converted basis, the Corporation shall not, nor shall it permit any Subsidiary to, redeem, purchase or otherwise acquire directly or indirectly any Junior Securities, nor shall the Corporation directly or indirectly pay or declare any dividend or make any distribution upon any Junior Securities; provided that the Corporation may repurchase shares of Common Stock in accordance with the provisions of the Shareholders Agreement and may repurchase shares of Common Stock from any present or former employee, director or consultant of the Corporation and its Subsidiaries in connection with the termination of such person’s provision of services to the Corporation as approved by the Board of Directors.

Section 4. Voting Rights. Subject to Section 5A(ii), the holders of the Preferred Stock shall be entitled to notice of all stockholders meetings in accordance with the Corporation’s bylaws, and the holders of the Preferred Stock shall be entitled to vote on all matters submitted to the stockholders for a vote together with the holders of the Common Stock voting together as a single class with each share of Common Stock entitled to one vote per share and each Share of the Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock as of the record date for such vote or, if no record date is specified, as of the date of such vote.

Section 4B. Restrictions. At any time when at least 9,000,000 shares of the Preferred Stock (as proportionally adjusted for any stock dividends, combinations or splits with respect to such shares) are outstanding, except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law or by this Amended and Restated Certificate of Incorporation, and in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation, without the written consent of the holders of a majority of the then outstanding shares of the Preferred Stock, given in writing or by a vote at a meeting, consenting or voting (as the case may be) separately as one class, the Corporation will not:

(a) Consent to any liquidation, dissolution or winding up of the Corporation or merge or consolidate with or into, or permit any Subsidiary to merge or consolidate with or into, any other corporation, corporations, entity or entities (except a consolidation or merger into a Subsidiary or merger in which the Corporation is the surviving Corporation and the holders of the Corporation’s voting stock outstanding immediately prior to the transaction constitute a majority of the holders of voting stock outstanding immediately following the transaction);

(b) Sell, abandon, transfer, lease or otherwise dispose of all or substantially all of its properties or assets;

(c) Amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or bylaws in a manner differentially adverse to the Preferred Stock as compared to other classes and series of capital stock;

(d) (i) create or authorize the creation of any additional class or series of shares of stock unless the same ranks junior to the Preferred Stock (x) as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation and (y) with respect to the payment of dividends and redemption rights, or (ii) increase the authorized amount of the Preferred Stock or (iii) increase the authorized amount of any additional class or series of shares of stock unless the same ranks junior to the Preferred Stock (x) as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation and (y) with respect to the payment of dividends and redemption rights, or (iv) create or authorize any obligation or security convertible into shares of any series of Preferred Stock or into shares of any other class or series of stock unless the same ranks junior to the Preferred Stock (x) as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Corporation and (y) with respect to the payment of dividends and redemption rights, in all cases whether any such creation, authorization or increase shall be by means of amendment to this Amended and Restated Certificate of Incorporation or by merger, consolidation or otherwise;

(e) Purchase or redeem, or set aside any sums for the purchase or redemption of, or pay any dividend or make any distribution on, any shares of stock other than the Preferred Stock, except for (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) repurchases of Common Stock issued upon the exercise of Options pursuant to the terms of any equity incentive plan adopted by the Board of Directors and (iii) shares of Common Stock repurchased from employees, directors or consultants at the original purchase price thereof; or

(f) Create, or authorize the creation of, or issue, or authorize the issuance of, any debt security of the Corporation (other than debt with no equity feature) including without limitation, any debt security which by its terms is convertible into or exchangeable for any equity security of the Corporation and any security of the Corporation which is a combination of debt and equity; unless issuance of any such equity feature or equity security into which such debt security is convertible or exchangeable would be permitted under Section 4B(d) above if such equity feature or equity security were to be issued not in connection with a debt security.

Section 5. Conversion.

A. Conversion Procedure.

(i) Each share of the Preferred Stock shall be convertible, at the option of the holder thereof:

(a) At any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Conversion Stock equal to the Liquidation Value divided by the Conversion Price (in each case as of the date of conversion). The Conversion Price shall initially be $1.00 per share for the Series B Preferred Stock and $3.05 per share for the Series C Preferred Stock. Such initial Conversion Price shall be adjusted as provided below in Section 5B.

(b) In the event (A) the conversion is effected in conjunction with the consummation of a public offering of the Common Stock, and (B) the price per share of Common Stock paid by the public pursuant to such public offering is less than an amount equal to the sum of (x) $4.00 (as proportionally adjusted for any stock dividends, combinations or splits) plus (y) accrued or declared but unpaid dividends on a share of Series B Preferred Stock issued at the first issuance of the Series B Preferred Stock, then effective upon the closing of such public offering, the Corporation shall cause a recapitalization of the Preferred Stock so that each holder of a share of Preferred Stock shall receive for each such share (1) that number of fully paid and nonassessable shares of Conversion Stock issuable upon conversion of such share as set forth in Section 5A(i)(a) above, plus (2) at the option of the Board, either (X) an additional cash payment (payable upon the closing of the Initial Public Offering) equal to the Liquidation Value of such share of Preferred Stock or (Y) that number of fully paid and nonassessable shares of Conversion Stock equal to the Liquidation Value of such share of Preferred Stock divided by the price per share of Common Stock paid by the public pursuant to such public offering. Notwithstanding the foregoing provisions of this Section 5A(i)(b) or any provision of Section 12, this Section 5A(i)(b) can be waived in its entirety (as to all holders of Preferred Stock) upon the affirmative vote or prior written consent of the holders of a majority of the Preferred Stock outstanding at the time such action is taken, voting together as a single class, which majority shall include (i) the holders of a majority of the MDCP Equity, (ii) the holders of a majority of the BV Equity, and (iii) the holders of a majority of the VPVP Equity.

(c) In the event (A) a waiver of Section 5A(i)(b) is effected pursuant to the last sentence thereof, (B) the conversion is effected in conjunction with the consummation of a public offering of the Common Stock, and (C) the price per share of Common Stock paid by the public pursuant to such public offering is less than the Liquidation Value of a share of Series C Preferred Stock, then effective upon the closing of such public offering, the Corporation shall cause a recapitalization of the Series C Preferred Stock so that each holder of a share of the Series C Preferred Stock shall receive for each such share that number of fully paid and nonassessable shares of Conversion Stock issuable upon conversion of such share equal to the Liquidation Value of a share of Series C Preferred Stock divided by the price per share of Common Stock paid by the public pursuant to such public offering. For the avoidance of doubt, this Section 5A(i)(c) shall (x) be operative only in the event that Section 5A(i)(b) has been waived pursuant to the last sentence of Section 5A(i)(b) and (y) not apply to any shares of the Series C Preferred Stock converted pursuant to Section 5A(i)(b) in the event such waiver has not occurred.

(ii) Except as otherwise provided herein, each conversion of the Preferred Stock shall be deemed to have been effected as of the close of business on the date on which the certificate or certificates representing the Preferred Stock to be converted have been surrendered for conversion at the principal office of the Corporation. At the time any such conversion has been effected, the rights of the holder of the Shares converted as a holder of the Preferred Stock (including, without limitation, the rights to receive any accrued but unpaid dividends thereon) shall cease and the Person or Persons in whose name or names any certificate or certificates for shares of Conversion Stock are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Conversion Stock represented thereby.

(iii) Notwithstanding any other provision hereof, if a conversion of the Preferred Stock is to be made in connection with any transaction or proposed transaction affecting the Corporation (including, without limitation, a public offering of the Corporation’s securities, change of control, or a liquidation or dissolution), the conversion of any Shares of the Preferred Stock may, at the election of the holder thereof, be conditioned upon the consummation of such transaction, in which case such conversion shall be deemed to be effective upon the consummation of such transaction or immediately prior thereto (at the election of such holder).

(iv) As soon as possible after a conversion has been effected (but in any event within five (5) business days in the case of subparagraph (a) below), the Corporation shall deliver to the converting holder:

(a) a certificate or certificates representing the number of shares of Conversion Stock issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified; and

(b) a certificate representing any Shares of the Preferred Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

(v) The issuance of certificates for shares of Conversion Stock upon conversion of the Preferred Stock shall be made without charge to the holders of such Preferred Stock for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of shares of Conversion Stock; except to the extent any such tax or other cost is greater than it would otherwise have been because the shares of Conversion Stock so issued are registered in a name other than the name to which the shares of the Preferred Stock being converted were registered. Upon conversion of each Share of the Preferred Stock, the Corporation shall take all such actions as are necessary in order to insure that the Conversion Stock issuable in connection with such conversion shall be validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

(vi) The Corporation shall not close its books against the transfer of the Preferred Stock or of Conversion Stock issued or issuable upon conversion of the Preferred Stock in any manner which interferes with the timely conversion of the Preferred Stock. The Corporation shall assist and cooperate with any holder of Shares required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Shares hereunder (including, without limitation, making any filings required to be made by the Corporation).

(vii) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Conversion Stock, solely for the purpose of issuance upon the conversion of the Preferred Stock, such number of shares of Conversion Stock issuable upon the conversion of all outstanding Preferred Stock. All shares of Conversion Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation shall take all such actions as may be necessary to assure that all such shares of Conversion Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Conversion Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not take any action which would cause the number of authorized but unissued shares of Conversion Stock to be less than the number of such shares required to be reserved hereunder for issuance upon conversion of the Preferred Stock.

(viii) No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of the Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, this Corporation shall, in lieu of any fractional shares to which the holder would otherwise be entitled, pay cash equal to such fraction multiplied by (a) the then effective applicable Conversion Price or (b) if such conversion is effected pursuant to Section 5A(i)(b) hereof in conjunction with the consummation of a public offering of Common Stock, the price per share of Common Stock paid by the public pursuant to such public offering.

B. Adjustments to Conversion Rights.

(i) Adjustments to Conversion Price for Certain Diluting Issues.

(a) Special Definitions. For purposes of this Section 5B(i), the following definitions apply:

(1)	“Original Issue Date” shall mean, with respect to each share of Preferred Stock, the date on which such share of the Preferred Stock was first issued.

(2)	“Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 5B(i)(c), deemed to be issued) by the Corporation after the Original Issue Date, other than:

(A)	shares of Common Stock issued or issuable upon conversion of shares of the Preferred Stock;

(B)	up to 3,000,000 shares of Common Stock issued or issuable pursuant to any equipment leasing arrangement or debt financing from Cisco Systems Capital Corporation;

(C)	up to 150,000 shares of Common Stock issued or issuable pursuant to any equipment leasing arrangement or debt financing from a bank or other similar financial institution or shares of Common Stock issued in connection with any acquisition of any interest in intellectual property, so long as such issuance is approved by the Board of Directors;

(D)	shares of Common Stock issued or issuable to employees, directors, consultants and other service providers of the Company or any subsidiary directly or pursuant to stock option plans, stock purchase plans or agreements approved by the Board of Directors;

(E)	shares of Common Stock issued or issuable in connection with any stock split, stock dividend, distribution, recapitalization and the like by the Corporation following approval by the Board of Directors;

(F)	shares of Common Stock issued or issuable upon exercise of warrants (or the issuance of such warrants), where the shares issuable upon exercise (or issuance) of such warrant would have been exempt from the definition of “Additional Shares of Common Stock” if issued directly; or

(G)	shares of Common Stock issued or issuable for which adjustment of the Conversion Price is made pursuant to Section 5B(ii).

(b) No Adjustment of Conversion Price. Any provision herein to the contrary notwithstanding, no adjustment in the Conversion Price applicable to any series of the Preferred Stock shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5B(i)(e) hereof) paid for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Conversion Price applicable to such series of the Preferred Stock in effect on the date of, and immediately prior to, such issue.

(c) Deemed Issue of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided further that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(1)	no further adjustments in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)	if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Preferred Stock shall effect Common Stock previously issued upon conversion of the Preferred Stock);

(3)	if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any decrease in the consideration payable to the Corporation, or increase in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such decrease or increase becoming effective, be recomputed to reflect such decrease or increase insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Preferred Stock shall effect Common Stock previously issued upon conversion of the Preferred Stock);

(4)	upon the scheduled expiration of any such Options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, if no consideration is paid by the Company in connection to such expiration or termination of such options or rights, the Conversion Price, to the extent in any way affected by or computed using such Options, rights or securities or Options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such Options or rights, upon the conversion or exchange of such securities or upon the exercise of the Options or rights related to such securities.

(5)	no readjustment pursuant to clause (2), (3) or (4) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (a) the Conversion Price on the date the Conversion Price was originally adjusted with respect to the applicable transaction, or (b) the Conversion Price that would have resulted with respect to any issuance of Additional Shares of Common Stock occurring between the date the Conversion Price was originally adjusted with respect to the applicable transaction and such readjustment date.

(d) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation, at any time after the Original Issue Date, shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5B(i)(c)) without consideration or for a consideration per share less than the applicable Conversion Price in effect on the date immediately prior to such issue, then and in such event, the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration (if any) received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price in effect immediately prior to such issuance, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. For the purpose of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issue shall be calculated on a fully diluted basis, as if all shares of Common Stock, the Preferred Stock and all Convertible Securities had been fully converted into shares of Common Stock as of such date.

(e) Determination of Consideration. For purposes of this Section 5B(i), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1)	Cash and Property: Such consideration shall:

(A)	insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends;

(B)	insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; and

(C)	in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

(2)	Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5B(i)(c), relating to Options and Convertible Securities shall be determined by dividing:

(A)	the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by:

(B)	the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against the dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities.

(ii) Adjustments to Conversion Prices for Stock Dividends and for Combinations or Subdivisions of Common Stock. In the event that the Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock. Notwithstanding anything in this Section 5B(ii) to the contrary and for the sake of clarity, the Reverse Stock Split shall not give rise to any adjustments pursuant to this Section 5B(ii).

(iii) Adjustments due to Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation’s assets or other transaction (other than those treated as liquidations pursuant to Section 2 above), in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets in respect of or in exchange for Common Stock, is referred to herein as an “Organic Change”. Prior to the consummation of any Organic Change, the Corporation shall make appropriate provisions (in form and substance satisfactory to the holders of a majority of the Preferred Stock then outstanding) to insure that each of the holders of Preferred Stock shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder’s Preferred Stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its the Preferred Stock immediately prior to such Organic Change. In each such case, the Corporation shall also make appropriate provisions (in form and substance satisfactory to the holders of a majority of the Preferred Stock then outstanding) to insure that the provisions of this Section 5 and Sections 6 and 7 hereof shall thereafter be applicable to the Preferred Stock. The Corporation shall not effect any such consolidation, merger or sale (other than those treated as liquidations pursuant to Section 2 above), unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the holders of a majority of the Preferred Stock then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

C. Notices.

(i) The Corporation shall give written notice to all holders of the Preferred Stock at least 20 days prior to the date on which the Corporation closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock, (b) with respect to any pro rata subscription offer to holders of Common Stock or (c) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

(ii) The Corporation shall also give written notice to the holders of the Preferred Stock at least 20 days prior to the date on which any Organic Change shall take place.

D. No Avoidance. In the event the Corporation shall enter into any transaction for the purpose of avoiding the application of the provisions of this Section 5, the benefits provided by such provisions shall nevertheless apply and be preserved.

E. Mandatory Conversion.

(i) Upon the consummation of a firm commitment, underwritten public offering of the Corporation’s Common Stock, in which (x) the aggregate net proceeds from such offering to the Corporation shall be at least $50 million, and (ii) the price per share paid by the public for such shares shall be at least $2.00 (as proportionally adjusted for any stock dividends, combinations or splits with respect to the Common Stock), then all shares of the Preferred Stock shall be automatically converted into shares of Common Stock pursuant to the provisions of Section 5A(i). Any such mandatory conversion shall only be effected at the time of and subject to the closing of the sale of such shares pursuant to such public offering.

(ii) Other than as set forth in this Section 5E, there shall be no conversion of shares of the Preferred Stock other than at the option of the holder thereof.

F. Mechanics of Mandatory Conversion. Upon a mandatory conversion pursuant to Article Five, Section 5(E), all applicable shares of the Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this Corporation or its transfer agent; provided, however that, except with respect to a conversion effected pursuant to Article Five, Section 5(E), this Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of the Preferred Stock being converted are either delivered to this Corporation or its transfer agent, or the holder of such shares notifies this Corporation or any transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to this Corporation to indemnify this Corporation from any loss incurred by it in connection therewith. Upon the delivery of such certificates, at the office of this Corporation or of its transfer agent, or upon the execution and delivery to this Corporation of such agreement, there shall be issued and delivered to such holder, promptly at such office and in the name as shown on such surrendered certificate or certificates or specified in such agreement, a certificate or certificates for the number of shares of Common Stock into which the shares of the Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

Section 6. Participating Dividends. In the event that the Corporation declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of Common Stock, the Corporation shall also declare and pay to the holders of the Preferred Stock at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Preferred Stock had all of the outstanding Preferred Stock been converted immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

Section 7. Purchase Rights.

If at any time the Corporation grants, issues, distributes or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of the Preferred Stock shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Conversion Stock issuable upon conversion of such holder’s Preferred Stock immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

Section 8. Redemption.

The Preferred Stock shall not be redeemable, except as set forth in this Section 8 or in Section 4 of the Shareholders Agreement. If at any time the Corporation makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Corporation bankrupt or insolvent; or any order for relief with respect to the Corporation is entered under the Federal Bankruptcy Code; or the Corporation petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Corporation or of any substantial part of the assets of the Corporation, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of a Subsidiary) relating to the Corporation under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Corporation and either (a) the Corporation or any such Subsidiary by any act indicates its approval thereof, consent thereto or acquiescence therein or (b) such petition, application or proceeding is not dismissed within 60 days (any of the foregoing, a “Proceeding”), then the holders of a majority of the Preferred Stock then outstanding may demand (by written notice delivered to the Corporation) immediate redemption of all or any portion of the Preferred Stock owned by such holders at a price per Share equal to the Liquidation Value thereof (plus all accrued and unpaid dividends thereon).

Section 9. Registration of Transfer.

The Corporation shall keep at its principal office a register for the registration of the Preferred Stock. Upon the surrender of any certificate representing the Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Preferred Stock represented by the surrendered certificate.

Section 10. Replacement.

Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Shares of the Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor, its own agreement shall be satisfactory) or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

Section 11. Definitions.

“BV Equity” means shares of Series B Preferred Stock held by, or derived from or relating to the Series B Preferred Stock initially issued to, Battery Ventures V, L.P., Battery Ventures Convergence Fund, L.P., and Battery Investment Partners V, LLC.

“Common Stock” means, collectively, the Common Stock (as defined above) and any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

“Conversion Stock” means shares of the Corporation’s Common Stock, par value $.01 per share; provided that if there is a change such that the securities issuable upon conversion of the Preferred Stock are issued by an entity other than the Corporation or there is a change in the type or class of securities so issuable, then the term “Conversion Stock” shall mean one share of the security issuable upon conversion of the Preferred Stock if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

“Convertible Securities” means any stock or securities directly or indirectly convertible into or exchangeable for Conversion Stock.

“Junior Securities” means the Common Stock and any other capital stock or other equity securities of the Corporation, except for the Series B Preferred Stock, Series C Preferred Stock, Parity Securities or Senior Securities.

“Liquidation Value” (i) of any share of Series B Preferred Stock as of any particular date shall equal $1.00 (as proportionally adjusted for any stock dividends, combinations or splits with respect to such shares) plus all accrued or declared but unpaid dividends on such share and (ii) of any share of Series C Preferred Stock as of any particular date shall equal $3.05 (as proportionally adjusted for any stock dividends, combinations or splits with respect to such shares) plus all accrued or declared but unpaid dividends on such share.

“MDCP Equity” means shares of Series B Preferred Stock held by, or derived from or relating to the Series B Preferred Stock initially issued to, MDCP-Cbeyond Investors, LLC.

“Options” means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

“Original Cost” (i) of any share of Series B Preferred Stock shall equal $1.00 per share (as proportionally adjusted for any stock dividends, combinations or splits with respect to such shares) and (ii) of any share of Series C Preferred Stock shall equal $3.05 per share (as proportionally adjusted for any stock dividends, combinations or splits with respect to such shares).

“Parity Securities” means any capital stock or other equity securities of the Corporation which rank pari passu as to dividend rights or liquidation preference with respect to the Preferred Stock.

“Person” means an individual, a partnership, a corporation, a limited liability company, a limited liability, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Senior Securities” means any capital stock or other equity securities of the Corporation which rank senior as to dividend rights or liquidation preference with respect to the Preferred Stock.

“Shareholders Agreement” means the Second Amended and Restated Shareholders Agreement, dated December 29, 2004, by and among the Corporation and certain of its shareholders, as amended from time to time.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership, membership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control, directly or indirectly, any managing director, a majority of the board or managers or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a “Subsidiary” of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Corporation.

“VPVP Equity” means shares of Series B Preferred Stock held by, or derived from or relating to the Series B Preferred Stock initially issued to, VantagePoint Venture Partners III(Q), L.P. and VantagePoint Venture Partners III, L.P.

Section 12. Amendment and Waiver.

No amendment, modification or waiver shall be binding or effective with respect to any provision of this Article Five of this Amended and Restated Certificate of Incorporation without the affirmative vote or prior written consent of the holders of the Preferred Stock as set forth in this Section 12; provided that notwithstanding the following two sentences, if any such amendment, modification, or waiver would materially and adversely affect any holder of Preferred Stock relative to its effect on the holders of the Preferred Stock voting in favor of such amendment, modification, or waiver, such amendment, modification, or waiver shall also require the written consent of the holders of a majority of such securities held by all holders so adversely affected. Amendment, modification or waiver of the terms of Sections 1, 2, 3, 5A(i), 5B (but excluding Section 5B(i)(a)(2)), 5E and this Section 12, and any definitions used directly or indirectly in such Sections, of this Article Five shall require the affirmative vote or prior written consent of the holders of a majority of the Preferred Stock outstanding at the time such action is taken, which majority shall include (i) the holders of a majority of the MDCP Equity, (ii) the holders of a majority of the BV Equity, and (iii) the holders of a majority of the VPVP Equity. All other amendments, modifications or waivers of any provision of this Article Five shall require the affirmative vote or prior written consent of the holders of a majority of the Preferred Stock outstanding at the time such action is taken. No change in the terms of this Article Five may be accomplished by merger or consolidation of the Corporation with another corporation or entity unless the Corporation has obtained the affirmative vote or prior written consent of the holders of a majority of the Preferred Stock then outstanding.

Section 13. Notices.

Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing, shall be delivered personally or sent by reputable overnight courier (charges prepaid), and shall be deemed to have been given when so delivered or one business day after being so sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder at such holder’s address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

ARTICLE SIX

COMMON STOCK

Section 1. Voting Rights.

Except as otherwise provided in this Amended and Restated Certificate of Incorporation or as otherwise required by applicable law, the holders of Common Stock shall be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders. Notwithstanding the foregoing, the Corporation shall make available to any holder or prospective holder of Common Stock, at such holder’s request, shares of common stock that are nonvoting (except as otherwise required by law); provided that such nonvoting common stock shall be identical in all respects to the Common Stock (and each holder thereof shall have all of the rights and privileges granted to such holder as a holder of Common Stock hereunder, except that such nonvoting common stock shall be nonvoting (except as otherwise required by law) and shall be convertible into Common Stock that is voting upon the transfer of such nonvoting common stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

Section 2. Dividends.

As and when dividends are declared or paid in respect of shares of Common Stock, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to receive such dividends pro rata at the same rate per share of Common Stock. The rights of the holders of Common Stock to receive dividends are subject to the provisions governing the Preferred Stock.

Section 3. Liquidation.

Subject to the provisions governing the Preferred Stock, the holders of the Common Stock shall be entitled to participate pro rata at the same rate per share of Common Stock in all distributions to the holders of the Common Stock in any liquidation, dissolution or winding up of the Corporation.

Section 4. Registration of Transfer.

The Corporation shall keep at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of shares of Common Stock. Upon the surrender of any certificate representing shares of any class of Common Stock at such place, the Corporation shall, at the request of the registered holder of such certificate, execute and deliver a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of such class represented by the surrendered certificate, and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of such class as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

Section 5. Replacement.

Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Common Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor, its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

Section 6. Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

Section 7. Notices.

All notices referred to herein shall be in writing, shall be delivered personally or sent by reputable overnight courier (charges prepaid), and shall be deemed to have been given when so delivered or one business day after being so sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder at such holder’s address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

Section 8. Amendment and Waiver.

No amendment or waiver of any provision of this Article Six shall be effective without the prior approval of the holders of a majority of the then outstanding Common Stock.

ARTICLE SEVEN

The Corporation is to have perpetual existence.

ARTICLE EIGHT

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter or repeal the bylaws of the Corporation.

ARTICLE NINE

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Corporation. Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

ARTICLE TEN

To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this Article Ten shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE ELEVEN

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE TWELVE

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE THIRTEEN

INDEMNIFICATION

The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Indemnification may include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the Indemnitee to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Article Thirteen which undertaking may be accepted without reference to the financial ability of such person to make such repayment.

The Corporation shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by the Board of Directors of the Corporation.

The indemnification rights provided in this Article Thirteen (i) shall not be deemed to exclusive of any other rights to which Indemnitees my be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and (ii) shall inure to the benefit of the heirs, executors and administrators of such persons. The Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article Thirteen.

* * * * * *

CBEYOND COMMUNICATIONS, INC.

By:	/s/ J. Robert Fugate
Name:	J. Robert Fugate
Title:	Secretary and Chief Financial Officer

22